COMPANY CONTACT:
Mario Mohar
President, Chief Executive Officer

Jacinto Marina
Acting Chief Financial Officer
011-525-55-629-8866

León Ortíz
Treasurer
011-525-55-447-5836

GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.
AND SUBSIDIARIES REPORT SECOND QUARTER
AND FIRST SIX MONTHS RESULTS

(Mexico City, July 28, 2003) — Grupo Transportacion Ferroviaria Mexicana, SA. de C.V. and subsidiaries (“TFM”) reported financial results for the second quarter and first six months of 2003.

RESULTS FOR THE SECOND QUARTER OF 2003

Consolidated net revenues for the quarter ended June 30, 2003, were $176.6 million compared to revenues of $186.3 million for the same period of 2002, which represented a decrease of $9.7 million or 5.2 percent. Revenues were negatively impacted by lower volume in the automotive segment due to an industry downturn, depreciation of the peso, shorter average length of haul, and fluctuations in the mix of freight. These negative effects were partially offset by TFM´s continuing efforts in truck to rail conversion and by the recovery of the Mexican steel industry. Volume during second quarter 2003 was 3.1 percent higher than in the same period of 2002. Growth was concentrated in cement, metals and minerals and chemical segments.

Consolidated operating profit for the second quarter of 2003, including $0.5 million from Mexrail operations, was $36.1 million, representing a decrease of $10.7 million from the prior year period. The operating ratio (operating expenses as a percentage of revenues) for the second quarter of 2003 was 79.6 percent including Mexrail and 77.0 percent without Mexrail.

RESULTS FOR THE FIRST SIX MONTHS OF 2003

Consolidated net revenues for the six months ended June 30, 2003, were $345.1 million, a decrease of $12.0 million or 3.4 percent from the six months ended June 30, 2002. During the first half of 2003, revenues were impacted approximately $49.1 million by automotive segment revenues more than $20.0 million lower than the same period of 2002, depreciation of the peso by approximately $16.8 million, shorter average length of haul and freight mix with lower rates. These negative effects were partially offset by improved truck to rail conversion and recovery of the steel industry, together generating increased volume of 8.9 percent (in segments other than automotive) over the same period of 2002. Growth was concentrated in cement, metals and minerals and intermodal segments.

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TFM
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Operating profit for the six months ended June 30, 2003, was $63.9 million, resulting in an operating ratio of 81.5 percent. The consolidated operating ratio without Mexrail was 79.0 percent. Operating results were impacted by lower revenues, fuel price variability due to the U.S.-Iraq War (impacting $9.0 million or 3 percent over revenue) and higher insurance and casualty related costs when compared with the same period of 2002, which included an insurance premium recovery.

FINANCIAL EXPENSES

Net financial expenses incurred in the six months ended June 30, 2003, were $55.6 million, including $14.9 million related to the $180.0 million bond issue due 2012. TFM recognized a $2.9 million foreign exchange loss resulting from the depreciation of the Mexican peso relative to the U.S. dollar.

NET INCOME

Net loss for the six months ended June 30, 2003, was $18.3 million, including a deferred income tax expense of $18.9 million as a result of the reduction in tax credit values due to the depreciation of the peso and lower future Mexican corporate tax rates.

EBITDA

EBITDA for the first six months of 2003 was $107.4 million. (This non-GAAP or IAS measure is not a measure of operating results, but rather of the company’s ability to service debt. It should not be construed as an alternative to either (i) operating income or (ii) cash flows from operating activities. It is defined as operating income plus depreciation and amortization and is the result of combining TFM’s and Mexrail’s results).

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2003, TFM’s accounts receivable balance had decreased by 4.2 percent to $195.8 million from $204.5 million at December 31, 2002, as a result of the recovery of tax receivables. As of June 30, 2003, accounts payable and accrued expenses were $121.2 million, a decrease of $7.6 million or 5.9 percent from December 31, 2002.

TFM made capital expenditures of $25.3 million during the second quarter of 2003. Gross capital expenditures for the first six months of 2003 were $34.0 million. As of June 30, 2003, TFM had an outstanding debt balance of $966.3 million, $56.8 million lower than as of December 31, 2002. Debt includes outstanding U.S. commercial paper of $65.0 million, a term loan of $128 million and Senior Notes of $773.5 million.

During the second quarter of 2003, as part of the implementation of NAFTA Rail, TFM sold 5,100 shares, or 51% of the total capital stock, of Mexrail to Kansas City Southern for $32.7 million.

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TFM
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This report contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company’s future financial condition and results of operations. The words “believe”, “expect” and “anticipate” and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement (“NAFTA”) on the level of U.S.–Mexico trade; the company’s ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company’s ability to control expenses; and the effect of the company’s employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company’s filings with the Securities and Exchange Commission, including the company’s most recent Annual Report on Form 20-F.

Financial tables to follow..........

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TFM Add 3

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. and Subsidiaries Consolidated Statement of Income

(Amounts expressed in thousands of US dollars) (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2003 (1)	2002 (1)	2003 (1)	2002 (1)
Transportation revenues	176,594	$186,312	345,118	$357,095

Operating expenses	(119,153)	(118,993)	(238,943)	(234,319)
Depreciation and amortization	(21,385)	(20,519)	(42,255)	(41,098)

Total cost	(140,538)	(139,512)	(281,198)	(275,417)

Operating profit	36,056	46,800	63,920	81,678

Other expenses - net	(5,041)	(1,471)	(9,098)	(6,335)

Financial expenses - net	(28,136)	(21,181)	(55,618)	(41,176)
Exchange profit (loss) - net	2,113	(12,127)	(2,951)	(11,312)

Net comprehensive financing cost	(26,023)	(33,308)	(58,569)	(52,488)

Income (loss) before taxes	4,992	12,021	(3,747)	22,855
and minority interest
Deferred income tax	(11,885)	(519)	(18,885)	2,528

Income (loss) before minority interest	(6,893)	11,502	(22,632)	25,383

Minority interest	1,176	(1,888)	4,376	(4,829)

Net income (loss) for the period	($5,717)	$9,614	($18,256)	$20,554

(1) It includes Mexrail Inc.and Subsidiary for the whole period. The consolidated financial statements were prepared in accordance with International Accounting Standards. -more-

TFM Add 4

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. and Subsidiaries Consolidated Balance Sheet

(Amounts expressed in thousands of US dollars) (Unaudited)

	June 30, 2003 (1)	December 31, 2002 (1) (Audited)

Assets
Current assets
Cash and cash equivalents	$17,204	$30,249
Accounts receivable - net	195,782	204,484
Materials and supplies	18,524	20,261
Other current assets	7,145	10,256

Total current assets	238,655	265,250
Concession, property and equipment - net	1,822,254	1,832,289
Other assets	33,988	36,034
Deferred income tax	82,124	100,972

Total assets	$2,177,021	$2,234,545

Liabilities and stockholders’ equity
Current liabilities
Commercial paper and capital
lease due within one year	$36,865	$18,553
Accounts payable and accrued expenses	121,177	128,742

Total current liabilities	158,042	147,295
Long-term debt and capital lease obligation	929,462	1,004,552
Other non-current liabilities	37,796	40,735

Long-term liabilities	967,258	1,045,287

Total liabilities	1,125,300	1,192,582

Minority interest	339,716	329,619

Stockholders’ equity
Capital stock	807,008	807,008
Treasury shares	(204,904)	(204,904)
Effect on purchase of subsidiary shares	(15,537)	(33,562)
Retained earnings	125,438	143,802

Total stockholders’ equity	712,005	712,344

Total liabilities and stockholders’ equity	$2,177,021	$2,234,545

(1) It includes Mexrail Inc.and Subsidiary. The consolidated financial statements were prepared in accordance with International Accounting Standards. -more-

TFM Add 5

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. and Subsidiaries Consolidated Statement of Cash Flows

(Amounts expressed in thousands of US dollars) (Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2003 (1)	2002 (1)	2003 (1)	2002 (1)
Cash flows from operating activities:
Net income (loss) for the period	($5,717)	$9,614	($18,256)	$20,554

Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	21,385	20,519	42,255	41,098
Discount on senior unsecured debentures	0	10,528	0	22,560
Amortization of deferred financing costs	1,605	3,462	3,203	4,256
Other non cash item	12,438	3,034	16,892	4,966
Changes in working capital	(14,426)	(26,542)	765	(21,009)

Total adjustments	21,002	11,001	63,115	51,871

Net cash provided by operating activities	15,285	20,615	44,859	72,425

Cash flows from investing activities:
Investment in Mex-Rail	0	0	0	(44,000)
Proceed from sale of Mexrail’s shares	32,680	0	32,680	0
Acquisitions of property and equipment - net	(25,285)	(20,349)	(33,975)	(34,650)
Sale of equipment	293	377	391	473

Net cash (used in) provided by investing activities	7,688	(19,972)	(904)	(78,177)

Cash flows from financing activities:
Proceeds payments of commercial paper - net	(50,000)	(17)	(57,000)	29,928
Proceeds from senior notes	0	152,656	0	152,656

Net cash (used in) provided by financing activities	(50,000)	152,639	(57,000)	182,584

Increase in cash and cash equivalents	(27,027)	153,282	(13,045)	176,832
Cash and cash equivalents
Beginning of period	44,231	76,653	30,249	53,103

End of period	$17,204	$229,935	$17,204	$229,935

(1) It includes Mexrail Inc.and Subsidiary for the whole period. The consolidated financial statements were prepared in accordance with International Accounting Standards. -###-